SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the quarter ended September 30, 2003


               VERB EXCHANGE INC.                           000-30683
-------------------------------------------------     --------------------------
 (Translation of Registrant's name into English)            SEC File No.

Suite 908 - 1055 Dunsmuir Street, P. O. Box 49266, Vancouver, BC, Canada V7X 1L2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F     X         Form 40-F
                             -------                 -------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                     Yes                   No     X
                          -------              -------

          VERB EXCHANGE INC.
          Unaudited Interim Consolidated Financial Statements
          (Expressed in Canadian dollars)
          For the Nine Months ended September 30, 2003 and 2002

VERB EXCHANGE INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)
As at September 30, 2003

-----------------------------------------------------------------------------------------------------------

                                                                          30 Sep 2003           31 Dec 2002
-----------------------------------------------------------------------------------------------------------
                                                                          (Unaudited)             (Audited)
Assets

Current Assets:
Cash and cash equivalent                                                           -                     -
     Accounts receivable                                                     139,219               108,814
     Contracts receivable                                                    292,265                     -
     Goods and services tax receivable                                        56,602                45,934
     Prepaid expenses                                                        112,632                53,270
     ------------------------------------------------------------------------------------------------------

                                                                             600,718               208,018

     Technology, net of accumulated amortization of $2,731,892
         (2002 $2,202,763)                                                 1,498,137             2,291,266
     Fixed assets                                                            204,353               177,723
     Contracts receivable                                                    268,280                     -
     Other assets                                                             94,733                40,972
     ------------------------------------------------------------------------------------------------------

                                                                           2,666,222             2,717,979

Liabilities and Shareholders' Equity

Current liabilities:
     Bank Overdraft                                                           61,622                36,387
     Accounts payable and accrued liabilities                              1,410,789             1,323,355
     Demand loan                                                              18,862                20,079
     Due to Zwiss A.V.V                                                      212,060               200,000
     Deferred lease inducement                                                16,429                31,215
     Deferred revenue                                                        338,618                34,332
     Current portion of capital lease obligation                               8,728                31,697
     ------------------------------------------------------------------------------------------------------

                                                                           2,067,108             1,677,065

Deferred revenue                                                             268,280                     -
Capital lease obligation                                                      17,051                 9,871

Shareholders equity:
     Share capital (note 5)                                                9,304,141             8,032,910
     Warrant (note 5)                                                      4,539,352             4,539,352
     Contributed surplus                                                     412,866               412,866
     Deficit                                                             (13,942,576)          (11,954,085)
     ------------------------------------------------------------------------------------------------------

                                                                             313,783             1,031,043
-----------------------------------------------------------------------------------------------------------

                                                                           2,666,222             2,717,979
===========================================================================================================

Going concern (note 2)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


Nathanael Lineham            Director     Ross Wilmot                   Director
-----------------------------             ------------------------------

VERB EXCHANGE INC.
Interim Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Three and Nine Months Ended September 30, 2003 and 2002

-------------------------------------------------------------------------------------------------------------------
                                            3 Months Ended     3 Months Ended     9 Months Ended     9 Months Ended
                                               30 Sep 2003        30 Sep 2002        30 Sep 2003        30 Sep 2002
-------------------------------------------------------------------------------------------------------------------
                                               (Unaudited)        (Unaudited)        (Unaudited)        (Unaudited)

Revenue (note 6)                                  704,241             30,671          2,535,827              80,126
Cost of Sales                                     348,949             12,420          1,069,392              65,462
-------------------------------------------------------------------------------------------------------------------

Gross Margin                                      355,292             18,251          1,466,435              14,664

Expenses:
     Amortization                                 282,071            280,208            840,470             840,624
     Bad debt expense                                   -                  -             29,422                   -
     Communications                                22,829             31,804            118,713              82,221
     Foreign exchange loss (gain)                 (13,941)                 -               (713)              1,540
     General and administrative                   373,161            209,115            630,014             556,811
     Bank Charges and Interest                     11,597               (741)            53,425              15,923
     Management fees                              244,775             15,000            296,775              46,500
     Professional and consulting fees             281,280            226,465            825,566             696,921
     Salaries and wages                           221,076            183,715            515,177             609,156
     Travel                                         8,487             20,931            146,077             142,658
-------------------------------------------------------------------------------------------------------------------
                                                1,431,326            966,497          3,454,926           2,992,354
-------------------------------------------------------------------------------------------------------------------

     Loss for the period                        1,076,034            948,245          1,988,491           2,977,690

Deficit, beginning of period                   12,866,542          9,520,690         11,954,085           7,491,245
-------------------------------------------------------------------------------------------------------------------

Deficit, end of period                         13,942,576         10,468,935         13,942,576          10,468,935
===================================================================================================================

Loss per share:
     Basic                                           0.06               0.22               0.11                0.69
     Diluted                                         0.06               0.22               0.11                0.69
===================================================================================================================

Weighted average number of common stock:
     Basic                                     17,400,866          4,320,925         17,400,866           4,320,925
     Diluted                                   17,400,866          4,320,925         17,400,866           4,320,925
===================================================================================================================



See accompanying notes to consolidated financial statements.

VERB EXCHANGE INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Three and Nine Months Ended September 30, 2003 and 2002

---------------------------------------------------------------------------------------------------------------------------
                                                         3 Months Ended   3 Months Ended    9 Months Ended   9 Months Ended
                                                            30 Sep 2003      30 Sep 2002       30 Sep 2003      30 Sep 2002
---------------------------------------------------------------------------------------------------------------------------
                                                            (Unaudited)      (Unaudited)       (Unaudited)      (Unaudited)
---------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Loss for the period                                    (1,076,034)        (948,245)       (1,988,491)      (2,977,690)
     Items not involving cash:
         Amortization                                          282,071          280,208           840,470          840,624
         Deferred lease inducement                              (4,929)               -           (14,786)               -
         Deferred revenue                                       32,559                -           304,286                -
         Shares for debt exchange                              175,000                -           175,000                -

     Change in non-cash operating working capital:
         Accounts receivable                                    28,629             (116)          (30,405)           2,936
         Contracts receivable                                  (28,168)               -          (292,265)               -
         Goods and Services tax                                (29,351)           6,083           (10,668)         (13,552)
         Prepaid expenses                                       (1,994          (26,635)          (59,363)         (43,270)
         Accounts payable and accrued liabilities               74,197          230,092            99,494          406,071
---------------------------------------------------------------------------------------------------------------------------
                                                              (544,032)        (458,613)         (976,728)      (1,784,881)
Investing:
         Purchase of fixed assets                              (24,847)          (1,578)          (73,971)         (34,681)
         Purchase of other assets                              (59,894)               -           (53,761)               -
---------------------------------------------------------------------------------------------------------------------------
                                                               (84,741)          (1,578)         (127,732)         (34,681)
Financing:
         Demand loan                                              (914)          20,079            (1,217)         (30,614)
         Due to Ayotte Music                                         -           50,000                  -       1,127,808
         Common shares issued for cash                         343,675                -           643,675                -
         Issuance of convertible debentures                          -          428,576                 -          542,176
         Cash received on acquisition of Millennium (Note 6)         -                -           244,361                -
         Cash received on acquisition of Lattice (Note 6)            -                -           208,195                -
         Change in capital lease obligations                    (9,864)               -           (15,789)          14,638
---------------------------------------------------------------------------------------------------------------------------
                                                               332,897          498,655         1,079,225        1,654,008

Increase in cash and cash equivalents                         (295,876)          38,464           (25,235)        (165,554)

Cash and cash equivalents (bank indebtedness), beginning of period234,254       (59,093)          (36,387)         144,925
---------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents (bank indebtedness), end of period   (61,622)         (20,629)          (61,622)         (20,629)

---------------------------------------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Three and Nine Months Ended September 30, 2003


1.   NATURE OF OPERATIONS:

     Verb Exchange Inc. is in the business of developing and delivering solutions for the communication and messaging needs of businesses and professionals. In particular, Verb is pioneering the development of Presence Communications, the ability to control and direct how, when and where one communicates without being tied to a specific device, location or service provider.

     Verb Exchange Inc. (the "Company") was originally incorporated under the laws of the Province of British Columbia on February 11, 1974 and was continued under the laws of the Province of Alberta and subsequently continued federally under the Canada Business Corporations Act on May 16, 2000. On December 31, 2001, the Company operated as Ayotte Music Inc. ("Ayotte") in the business of manufacturing drums for the music entertainment industry. Effective November 30, 2001, Ayotte sold its assets in connection with its core business of manufacturing and distribution of drums and related products to Shetland Enterprises ("Shetland").

     Verb Exchange Inc. ("Verb") commenced operations on December 1, 1999 as an unincorporated business, and was incorporated on January 14, 2000 under the Company Act (British Columbia). The Company was a private company engaged in the business of marketing telecommunications products and the development and deployment of unified communications solutions.

     On November 11, 2002, Ayotte acquired 100% of the issued and outstanding securities of Verb in exchange for shares and warrants of Ayotte. As this acquisition resulted in the shareholders of Verb owning greater than 50% of Ayotte's common shares, the Acquisition was accounted for as a reverse takeover and the acquisition of the net assets of Ayotte were recorded at their fair value, which approximated their carrying value. No goodwill was recorded on the acquisition.

     Subsequent to completion of this transaction, the amalgamated company adopted the name, Verb Exchange Inc.


2.   GOING CONCERN:

     These consolidated financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. For the nine months ended September 30, 2003, the Company incurred a loss from continuing operations of $1,988,491 and used cash in operating activities of $976,728. At September 30, 2003, the Company has a working capital deficiency of $1,466,390 and an accumulated deficit of $13,942,576 that raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue the development of its products and its operations is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the Company will be successful in achieving any or all of these objectives over the coming year and, accordingly, it is possible that the Company will be unable to continue as a going concern.


3.   SIGNIFICANT ACCOUNTING POLICIES:

     The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles. The consolidated financial statements reflect the following significant accounting policies.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Three and Nine Months Ended September 30, 2003


     (a) Basis of presentation:

         These interim condensed consolidated financial statements have been prepared using generally accepted accounting principles in the Canada. The interim financial statements include all adjustments, consisting solely of normal recurring adjustments, which in management's opinion are necessary for the fair presentation of the financial results for interim periods. The financial statements have been prepared consistent with the accounting policies described in the Company's annual audited financial statements. Reference should be made to those statements included with the Company's annual report filed on Form 20-F. Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

         These condensed consolidated financial statements include the accounts of the Company's wholly owned operating subsidiary, Verb Exchange (Management) Inc. and its wholly owned operating subsidiary, Cadium Systems Inc. All material intercompany balances and transactions have been eliminated.

         In accordance with accounting principles for reverse-takeovers, the consolidated financial statements reflect the financial position, results of operations and cash flows of Verb historically, consolidated with Ayotte from November 11, 2002, the date of completion of the transaction.


     (b) Revenue recognition:

         Revenue from the sale of master agencies (following the execution of a formal agreement) is initially deferred and then included in income as cash payments are received. Revenue from the sale of certified agencies is recorded as cash is received. Deposit payments received prior to the execution of the formal agency agreement are also deferred. Subscription service revenue is recorded as the service is provided and payments are received, generally on a monthly basis. All such payments are non-refundable.


     (c) Stock-based compensation:

         The Company has a stock-based compensation plan. Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company applies
         Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

         The Company accounts for all options granted to employees, including directors, under the intrinsic value method, whereby the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price of the option is recorded as stock based compensation expense. As the exercise price of options granted is equal to the market value on the measurement date, the Company has determined that the application of this accounting policy did not affect reported results of operations for the six months ended June 30, 2003.

         Options granted to non-employees on or after January 1, 2002 are accounted for under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and recognized as the options are earned. Due to the nature of the Company's stock options plans, no transition adjustments were required to be recognized on adoption of the polices effective January 1, 2002

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Three and Nine Months Ended September 30, 2003


4.   RELATED PARTY TRANSACTIONS:

     At September 30, 2003, the Company had outstanding payables to a director of $244,621 (2002 - $50,000) for professional fees which are included in accounts payable and accrued liabilities.

     Also during the nine months, the Company paid $257,400 (2002 - $46,500) for management fees to a director, a corporation controlled by a director and corporations controlled by officers of the Company.

     Amounts due to other related parties included in accounts payable and accrued liabilities aggregate $72,721 (2002 - nil). These amounts are non-interest bearing.

5.   SHARE CAPITAL

     (a) Authorized share capital:
               100,000,000 common shares without par value
               100,000,000 preferred shares without par value

(b)  Issued and outstanding share capital:

     ------------------------------------------------------------------------------------
                                                                    Number
                                                                 of shares         Amount
     ------------------------------------------------------------------------------------

     Balance at December 31, 2001                                2,898,800     $3,169,072
       Issued for exercise of stock options                        190,000         95,000
       Issued on exercise of warrants                              200,000        150,000
       Issue of special warrants                                         -        720,040
     Balance at November 11, 2002                                3,288,800      4,134,112

       Adjustments to share capital to comply with
       recapitalization accounting                               4,320,925      3,002,588
       Issued for services rendered on capital transactions      1,050,000        472,500
       Issued for cash                                           1,724,230        896,210
       Share issue cost                                                  -      (472,500)

     Balance at December 31, 2002                               10,383,955      8,032,910

     ------------------------------------------------------------------------------------

          Common shares issued for cash                          2,828,149        643,675
          Shares issued on exercise of special warrants            990,138              -
          Shares issued to Millennium shareholders               1,372,521        244,361
          Shares issued to  Lattice shareholders                 1,201,103        208,195
          Issued in exchange for debt                              625,000        175,000
     ====================================================================================

     Balance at September 30, 2003                              17,400,866     $9,304,141

     ====================================================================================

     2,953,176 shares were originally held in escrow with 10% released on November 11, 2002, with an additional 15% to be released every six months thereafter, until November 11, 2005. As at September 30, 2003, there are a total of 3,373,440 shares held in escrow.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Three and Nine Months Ended September 30, 2003

     (c) Stock options:

         -----------------------------------------------------------------------
                                                          Outstanding options
                                                      --------------------------
                                                         Number         Exercise
                                                      of shares            price
         -----------------------------------------------------------------------

         Balance at December 31, 2002                 1,717,000          $  0.50

         Cancelled                                      155,000          $  0.50
                                                      ---------          -------

         Balance at June 30, 2003                     1,562,000          $  0.50
                                                      ---------          -------

         Repriced                                     1,562,000          $  0.35

         Issued                                       1,088,000          $  0.35
                                                      ---------          -------

         Balance at September 30, 2003                2,650,000          $  0.35
         =======================================================================


         -------------------------------------------------------------------------------------------------------
                                             Weighted
                                             average            Weighted          Weighted
         Range of            Number          remaining          average           Number          Average
         exercise prices     outstanding     contractual life   exercise price    exercisable     exercise price
         -------------------------------------------------------------------------------------------------------

         $0.35                  2,650000       4.4 years           $ 0.35           669,428         $ 0.35

         ========================================================================================================
     (d) Warrants:
         ========================================================================================================
                                                                              Outstanding warrants
                                                                      Number                  Exercise
                                                                 of warrants            price or range
         --------------------------------------------------------------------------------------------------------

         Balance at December 31, 2002                                4,118,868          $0.35 to $7.41(US$5.00)

         Warrants issued with common shares                            750,000                     $0.35
         Warrants issued to Millenium shareholders                     130,428                     $0.31
         Warrants issued to Lattice shareholders                       120,107                     $0.42
                                                                     ---------                     -----

         Balance at September 30, 2003                               5,119,403           $0.31 to $7.41(US$5.00)

         --------------------------------------------------------------------------------------------------------


         On April 23, 2003, the Company completed a private placement to sell 1,500,000 Units of the Company at a price of $0.20 per Unit. Each Unit consisted of one common share of the Company and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to acquire one additional previously unissued common share at a price of $0.35 for a period of one year following closing.

         On June 16, 2003, the Company issued 130,428 and 120,107 warrants to previous shareholders of Millennium Ventures Ltd. and Lattice Capital Corporation which are exercisable at $0.31and $0.42 respectively and expire December 20, 2004.

         The Company repriced and extended the expiration date of certain warrants. At September 30, 2003, the Company has 5,119,403 warrants outstanding, exercisable at prices ranging from $0.31 to US$5.00 each, and expiring at various dates to December 20, 2004.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Three and Nine Months Ended September 30, 2003



         On July 7, 2003, the Company granted 1,088,000 options and repriced all outstanding options to $0.35 per share.

         On September 5, 2003, the Company completed a debt settlement transaction pursuant to which the company issued 625,000 common shares at a deemed price of $0.28 per share to settle a total of $175,000 in liabilities. The shares are subject to a four month hold period and cannot be traded until January 6, 2004.

         On September 30, 2003, the Company completed a private placement to sell 1,328,149 common shares at a price of $0.28 per share. The shares are subject to a four month hold period and cannot be traded until February 1, 2004.

     (e) Pro forma compensation expense:


         Under the intrinsic value method, the Company has not recognized any compensation expense for options issued to its employees during the nine months ended September 30, 2003 and 2002. Had the Company determined compensation expense for option grants made to employees after the nine months ended September 30, 2003 and 2002 based on the fair values at the grant dates of the stock options consistent with the fair value method, the Company's loss and loss per share for the nine months ended September 30, 2003 and 2002 would have been the pro forma amounts indicated below.

         -----------------------------------------------------------------------------------
                                                   September 30,2003     September 30, 2002
         -----------------------------------------------------------------------------------

         Net loss - as reported                            1,988,491              2,977,690
         Net loss - pro forma                              1,889,011              2,977,690

         Net loss per share - as reported                       0.11                   0.69
         Net loss per share - pro forma                         0.11                   0.69

         -----------------------------------------------------------------------------------

         The weighted average estimated fair value at the date of grant for options granted during the nine months ended September 30, 2003 and 2002 was $0.05 per share.

         The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

         -----------------------------------------------------------------------

         Risk-free interest rate                                4.5%
         Dividend yield                                            -
         Volatility factor                                      150%
         Weighted average expected life of the options       5 years

         -----------------------------------------------------------------------

         For the purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense on a straight-line basis over the vesting period.

6.   ACQUISITION:

         Effective June 15th, 2003, the Company acquired and merged with Millennium Ventures Ltd. for 1,372,497 shares and 130,428 warrants and with Lattice Capital Corporation for 1,201,076 shares and 120,107 warrants. As a result, the Company netted cash of $452,556.

VERB EXCHANGE INC.
QUARTERLY REPORT TO SHAREHOLDERS
FOR THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003
--------------------------------------------------------------------------------

SCHEDULE "B" - SUPPLEMENTARY INFORMATION

   1.   General and Administrative Expenses:

                                            9 Months Ended September 30, 2003
                                            ---------------------------------
        Office
                 Office                         113,318
                 Auto                            22,985
                 Meals & Entertainment           11,549
                 Postage/Courier                  8,717
                 Print/Photocopy                 29,382             185,951
        Marketing
                 Marketing                      136,842
                 Service Promotion               88,814             225,656
        Investor Relations                                           66,767
        Rent                                                        158,516
        Miscellaneous recoveries                                     (6,876)
                                                                 ----------
                                                                 $  630,014
                                                                 ==========


   2.   See "Note 4 - Related Party Transaction" to Schedule "A".

   3.   (a)  See "Note 5 - Share Capital" to Schedule `A'.
        (b)  See "Note 5 - Share Capital" to Schedule `A'.

   4.   (a)  See "Note 5 - Share Capital" to Schedule `A'.
        (b)  See "Note 5 - Share Capital" to Schedule `A'.
        (c)  See "Note 5 - Share Capital" to Schedule `A'.
        (d)  See "Note 5 - Share Capital" to Schedule `A'.

   5.   Directors and Officers of Verb Exchange Inc.:

             Pierre Lapointe  -  Chairman
             Nathanael Lineham  -  Director, President and CEO
             Jeff Durno  -  Director
             Ross Wilmot  -  Director
             Noel R. Bambrough  -  Director
             Scott Ackerman  -  Director
             Paul Witzel  -  Director
             David Ebert  -  CFO Secretary

VERB EXCHANGE INC.
QUARTERLY REPORT TO SHAREHOLDERS
FOR THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003
--------------------------------------------------------------------------------

SCHEDULE "C" - MANAGEMENT DISCUSSION
------------------------------------

Note: The following management discussion has been prepared as a summary of activities for the three and nine months ended September 30, 2003 and of significant subsequent events to the date of this report.

NATURE OF BUSINESS

PRINCIPAL PRODUCTS AND SERVICES
Verb is in the business of developing and delivering solutions for the communication and messaging needs of businesses and professionals through the development of Presence Communications, defined as the ability to control and direct how, when and where we communicate without being tied to a specific device, location or service provider, anytime or anywhere in North America.

This is made possible, in part, by assigning a unique identifier (an identity) to the user rather than to traditional points of access, (i.e., cell phone, land line, voicemail, computer, etc.). It provides users the freedom to control and direct how, when, and where they communicate using simple voice commands. Verb concentrates on enhancing access to and the management of various communications formats (voice, fax, e-mail) as well as eliminating the need for redundant devices so that organizations and individuals can communicate more effectively and realize increased productivity. There are two distinct messaging platforms: tagline(TM), a full featured Unified Communications platform that utilizes speech recognition and text to speech capabilities, and myMessenger(TM), a java based Interactive Voice Broadcast delivery system.

Verb's products and services are offered to subscribers on a hosted basis or ASP (Application Service Provider) model for a monthly subscription fee. There are a variety of price plans which provide access to the platform in bundles of minutes and subscription is automatically renewed each month unless the subscriber chooses to cancel the service.

Currently there are three distinct services based on the two platforms that comprise Verb's product suite: tagline(TM), myMessenger(TM) and the Presence Console.

     TAGLINE(TM)
         The tagline(TM) service gives users control over their communications. Tagline functions as a virtual personal assistant to screen, handle and direct calls, faxes and emails. The user decides when and how he receives calls through the tagline(TM) filtering and screening capabilities. The system allows the user to identify callers by contact name or phone number. The user determines the security levels, so all messages and incoming calls are secure, and offers the ability to have messages sent by email, phone, wireless PDA or computer.

     MYMESSENGER(TM)
         myMessenger(TM) is an web-enabled interactive voice broadcast system, proprietary to Verb. It is able to broadcast to both "on platform" recipients (other myMessenger subscribers) or "off platform" recipients, (anyone with a live telephone number). With one toll-free call to the myMessenger(TM) service, the user can record a personal voice message and have it delivered to all the contacts in his existing database anywhere in North America for a per message charge if he is off-platform, or without cost if they are on-platform. The recipient of the message can respond to the voice mail with a voice reply back to the myMessenger(TM) mailbox or with a simple yes/no answer through the telephone keypad. myMessenger(TM) will provide a detailed report indicating how many people were contacted, how many calls were answered by voicemail and how many attempts were made to contact each person. The system will also send notification when someone has responded to a message or when a broadcast is complete. The system offers both an interactive voice response and web interface to allow users to access information by phone or through the web.

     PRESENCE CONSOLE
         The Presence Console manages all forms of communication - voice, mobility, Internet and instant messaging, including corporate grade instant messaging, media streaming and web conferencing. Presence Console is a web-based content delivery, instant messaging and monitoring application, developed by and proprietary to Verb, which becomes the subscriber's command center. Its integration with Internet-related tasks gives the user access to common tasks such as web searches and email. Furthermore, the interactive nature of the application allows "dynamic content" (in the form of banner ads and scrolling news headlines) to be fed to the user.

         From Presence Console, the subscriber can easily manage all tagline(TM) functions while continuing to work in other programs. Presence Console is a unique feature option for the Graphical User Interface("GUI") and an important component of the private label branding solution Verb offers to resellers. When branding the interface for a specific group, Verb is able to offer Presence Console as a means for a subscribing organization to extend its web and brand presence to its client's desktops. Verb will charge specific user groups by the download for the use of Presence Console. Presence Console also interfaces with tagline(TM) and myMessenger(TM) to provide quick access to certain features such as notification of pending messages without having to log into the GUI.

Each component of the Verb suite (tagline(TM), myMessenger(TM) and Presence Console) has been configured to be 'stand-alone' in the marketplace or can be bundled together for multiple applications within an organization.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Note: the consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Verb Exchange (Management), Inc. and Cadium Systems Inc.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 :

REVENUES:

Revenue increased by $562,800 to $590,825 in 2003 compared to the first quarter of 2002 ($28,025) due primarily to the launch of Verb's agency program which has been well received in the market.

COST OF SALES:

Cost of sales increased by $172,274 to $187,817 in 2003 from $15,543 in 2002 and was comprised of direct costs of delivery including telecom charges, commissions and other selling costs.

EXPENSES:

Total expenses were up $9,162 (2003 - $949,931) compared to the same quarter in the prior year (2002 - $940,769).

There was a large decrease of $25,975 in general and administrative costs in 2003 ($132,115) compared to the first quarter of 2002 ($158,090). More specifically, marketing costs were down by $29,159 to $5,546 in 2003 compared to the first quarter of 2002 ($34,705). This decrease was partially offset by an increase in office expenses of $10,457 to $27,374 in 2003 compared to the first quarter of 2002 ($16,917) due to increased activities as a result of the launch of our agency program.

Salaries and wages were down 48% or $95,494 to $103,346 in 2003 from $198,840 in 2002 while professional and consulting fees were up $97,526 to $284,865 in 2003 from $187,339 in 2002 as consultants offered more varied expertise as the company prepared to launch our agency program and bring product lines to market. Both these expense categories are expected to increase over the next two quarters as we continue to build out our agency program.

Billing, foreign exchange and travel are down by $11,917, $7,566 and $6,977 respectively. Billing is down as last year's quarter includes more than 3 months expense as the supplier was new and did not issue any invoices until the year turned over. Travel should increase as more agencies are signed up across North America.

Communications, interest expense and management fees were $11,043, $10,661 and $11,500 higher respectively in 2003 compared to the first quarter of 2002. Increased sales activity, settling terms for the repayment of outstanding payables and more market reflected remuneration are the reasons for the increases. Communications cost should increase with sales while interest expense should remain constant as we balance the financing of our expansion with the repayment of old debt.

The bad debt expense of $29,422 resulted from a write-down of Ayotte's receivable from the sale of the drum business prior to the reverse takeover transaction.

Net loss for the quarter was $546,923 in 2003, a $381,364 drop from the previous year's quarterly loss of $928,287.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002 :

REVENUES:

In the second quarter ended June 30, 2003, revenue continued to increase by $1,219,331 to $1,240,761 from $21,430 in 2002 as Verb's agency program launch continued. The Company focused on the establishment of master agencies to aid in the expansion of certified agencies to sell its products. Four new master agencies were sold securing key areas in California, Florida and New Jersey in the US and the Atlantic region in Canada. Revenues exclude additional amounts totaling $464,188(US$ 344,480) not yet received from these sales as contracts receivable and the corresponding deferred revenue. These amounts are reflected on the balance sheet.

COST OF SALES:

Cost of sales is comprised of all direct costs of providing the service, including telecom charges, commissions and other selling costs. Cost of sales increased by $507,325 to $526,386 in the second quarter of 2003 compared to $19,061 in 2002. The increase in cost of sales is consistent with the increase in revenue.

EXPENSES:

Total expenses for the three months ended 2003 were down by $23,619 to $1,079,908 as compared to $1,103,527 in the same period of 2002. General and administration was down by $24,740 to $164,866 in 2003 from $189,606 in 2002. Salaries and wages were also down by $75,975 to $150,626 as were professional and consulting fees, down $23,696 to $259,420 in 2003. This decrease reflected the realignment of the Company's marketing activity. Increases in these categories are expected in the third quarter to complete the redeployment of the sales force. Communications (up by $34,424) and travel (up by $22,849) are higher as predicted and again will continue to increase with sales.

Net loss for the second quarter of 2003 was $365,534 or $0.03 per share compared to $1,101,158 or $0.25 per share for 2002. This improvement directly reflects the strength of the agency program.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002:

REVENUES:

Revenues for the first six months increased to $1,831,586 compared to $49,455 over the same period in 2002 as Verb launched its agency program setting, up Certified Agents to sell its products. It then expanded its focus to complete selling Master Agents across Canada while securing key territories in California, Florida and New Jersey in the US.

COST OF SALES:

Cost of sales is comprised of all direct costs of providing the service, including telecom charges, commissions and other selling costs. Cost of sales for the six months ended June 30th, 2003 increased $685,839 to $720,443 in 2003 compared to $53,042 in 2002 consistent with revenue.

EXPENSES:

Total expenses were contained to $2,023,599 year to date for 2003 compared to $2,025,858 for 2002. While continuing its research and development efforts, the Company has moved to commercialization without incurring additional costs. General and administration costs were down $50,716 to $296,981 from $347,696 in 2002. Salaries and wages dropped by $171,469 to $253,972 from $425,441 in 2002 while professional and consulting fees increased by $73,830 to $544,285 from $470,456 in 2002. The combined personnel cost decline of $97,639 reflects changes in personnel by management to meet current needs. Increases in communications (up by $45,467), bank charges and interest (up by $25,164), travel (up by $15,872) and management fees (up by $20,500) over the same time period in 2002 offset the decline in personnel costs.

Net loss for the year to date was $912,457 or $0.07 per share, an improvement of $1,116,988 from the $2,029,445 or $0.47 per share loss in 2002. This improvement again directly reflects the strength of the agency program.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 :

REVENUES:

In the third quarter ended September 30, 2003, revenue increased by $673,570 to $704,241 from $30,671 in 2002 as Verb continued to expand its distribution network. The gain in revenues is primarily attributed to the sale of 24 additional Certified Agencies and one Master Agency in the quarter, whereas no agencies were sold during the comparable quarter in 2002. This brings the total Certified Agencies to 81 and total Master Agents to 8 at September 30th. In addition, service revenue grew over 300% and contributed to the gain. Revenues exclude additional amounts totaling $560,545 (US$415,150) not yet received from contracted Master Agency sales, recorded as contracts receivable and deferred revenue on the balance sheet.

COST OF SALES:

Cost of sales is comprised of all direct costs of providing the service, including telecom charges, commissions and other selling costs. Cost of sales increased by $336,529 to $348,949 in the third quarter of 2003 compared to $12,240 in the comparable quarter of 2002. The increase in cost of sales is due primarily to the increase in the cost of delivery of services to subscribers, with the balance due to the increase in commissions associated with the sale of Certified and Master Agencies in the quarter.

EXPENSES:

Total expenses for the three months ended September 2003 increased by $464,829 to $1,431,326 as compared to $966,497 in the same period of 2002. The increase in overall costs reflects the addition of four senior management professionals, the addition of four employees and higher general and administration costs in support of the increased activity level. General and administration increased by $164,046 to $373,161in 2003 from $209,115 in 2002. Salaries and wages as well as professional and consulting fees were also up by $37,361 and $54,815 respectively in 2003. Increases in these categories were expected in the third quarter in order to continue the redeployment of our personnel to better support our Certified Agents and Master Agents. Generally, other expenses were consistent with those in the same quarter of the prior year.

Net loss for the third quarter of 2003 was $1,076,036 or $0.06 per share, 11.9% higher than the loss of $948,245 or $0.22 per share incurred in 2002.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002:

REVENUES:

Revenues for the nine months increased significantly to $2,535,827 compared to $80,126 over the same period in 2002 as Verb expanded its distribution channel. Included in revenues were sales of eight Master Agencies in key territories and sales of 77 Certified Agencies aggregating $2,184,906. As well, service revenue increased over 300% in the nine months.

COST OF SALES:

Cost of sales is comprised of all direct costs of providing the service, including telecom charges, commissions and other selling costs. Costs for the nine months ended September 30th 2003 increased $1,003,930 to $1,069,392 compared to only $65,462 in 2002. This significant increase is due primarily to costs associated with the launching of the Master and Certified Agency program whereas essentially no such costs were incurred in the comparable period in 2002. In addition, costs of service delivery increased substantially as a result of greater subscriber usage.

EXPENSES:

Total expenses increased to $3,454,926 year to date for 2003 compared to $2,992,354 for 2002. As reported in the quarter, the increase in overall costs reflects an increase in the number of employees and the addition of senior management professionals, with higher general and administration costs in support of the increased activity level. Management fees increased $250,275 to $296,775 from $46,500 in 2002. General and administration costs were up $73,203 to $630,014 from $556,811 in 2002 and professional and consulting fees increased $128,645 to $825,566.

Net loss for the year to date was $1,988,491 or $0.11 per share, an improvement of $989,199 from the $2,977,690 or $0.69 per share loss in 2002.

FINANCIAL POSITION, LIQUIDITY, AND CAPITAL RESOURCES:

The Company's overall financial position from operations has strengthened during the first nine months of the year. While the loss during that time was $1,988,491 the cash impact of the net loss after adjusting for non-cash items (primarily amortization of $840,470) and changes in other working capital items was reduced to only $976,728.

Financing over the past nine months included the completion of a private placement of 1,500,000 units of the Company at a price of $0.20 per unit for total proceeds of $300,000. Each unit consisted of one common share of the Company and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder thereof to acquire one additional previously unissued common share at a price of $0.35 for a period of one year following closing. The Company also acquired two Capital Pool Corporations and issued 1,372,521 shares and 130,428 warrants to the shareholders of Millennium Ventures Inc. and 1,201,103 shares and 120,107 warrants to the shareholders of Lattice Capital Corporation and consequently acquired cash held by these companies aggregating $452,556. In the third quarter, a second private placement of 1,328,149 shares was completed for total proceeds of $343,645 at a price of $0.28 per share and a debt settlement was made whereby the company settled $175,000 of debt for shares, issuing 625,000 common shares at a deemed price of $0.28 per share.

Historically, the Company has financed its operations mainly through the sale of equity securities and also through short term debt and related party loans. The Company's main source of cash is in the process of shifting from external capital to internally generated cash flows but Management recognizes that additional external financing is required and is currently searching other avenues for financing.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           VERB EXCHANGE INC.
                                           (Registrant)



Date:  December 5, 2003                By:   /s/  David Ebert
                                           -------------------------------------
                                           DAVID EBERT, Chief Financial Officer





































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